NEWS RELEASE

Canarc Appoints New Board Member

Vancouver, Canada – May 11, 2015 – Canarc Resource Corp. (“Canarc” or “Company”) (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) is pleased to announce that Mr. Deepak Malhotra has accepted an invitation to stand for election as a board of directors member for Canarc’s upcoming Annual General Meeting, scheduled for June 11, 2015.

Mr. Malhotra has a PhD in Mineral Economics and is a Metallurgical Engineer and Mineral Economist with over 40 years experience. He brings to Canarc a wealth of knowledge and expertise in metallurgical research, process development for new properties, plant troubleshooting, plant audits, detailed engineering, and overall business management, developed while working for over 50 gold projects throughout the world. During his career, Mr. Malhotra also worked with various financial institutions like International Finance Corporation (IFC) and other investment funds.

His education in mineral engineering and mineral economics, coupled with his experience in metallic/non-metallic minerals and precious metals, helps mining projects find innovative solutions to mineral-related problems. Mr. Malhotra is currently the President and Principal of Resource Development Inc, a diversified mining consulting services company located in Colorado, US.

Mr. Malhotra has also been involved the first Albion Process Gold recovery plant that is currently operating at Canarc’s joint venture partner, Panterra Gold in the Dominican Republic. Mr. Malhotra has significant experience with refractory ores that will be beneficial for Canarc as it advances the New Polaris Gold Project.

The Company also wishes to announce that Mr. Bruce Bried has decided to not stand for re-election as Director at Canarc’s upcoming AGM. The board thanks Mr. Bried for his support and service during the past years.

 “Catalin Chiloflischi”

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Catalin Chiloflischi, CEO

CANARC RESOURCE CORP.

FOR MORE INFORMATION:

Catalin Chiloflischi, CEO

Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Fax: (604) 685-9744

Email: info@canarc.net Website: www.canarc.net

About Canarc Resource Corp. Canarc is a growth-oriented, gold exploration and mining company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company is currently focused on exploring its gold properties in north and central BC. Canarc is also seeking a partner to advance its 1.1 million oz, high grade, underground, New Polaris gold mine project in British Columbia to the feasibility stage. Canarc is also seeking to acquire an operating or pre-production gold mine in the Americas.

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

The Preliminary Economic Assessment is preliminary in nature, it includes inferred resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Canarc’s future performance, including anticipated acquisitions, exploration, development, production, revenues, cash costs, capital costs, timing and expenditures to develop new mines and mineralized zones, gold grades and recoveries, and the use of the Company’s working capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.